UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2015

Commission File Number 001-14552

Top Image Systems Ltd.
(Translation of registrant’s name into English)

2 Ben Gurion Street, Ramat Gan, Israel 52573
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

This Form 6-K including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statements on Form F-3 (file no. 333-119885 ,333-175546 and 333-193350).

CONTENTS

Attached hereto is a copy of the Registrant’s press release issued on November 10, 2015, reporting the results for the three months ended September 30, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top Image Systems Ltd.

Date: November 10, 2015	By:	/s/ Izhak Nakar
Izhak Nakar
Active Executive Chairman

Top Image Systems Reports Third Quarter Financial Results

TEL AVIV, Israel and PLANO, Texas, November 10, 2015 (GLOBE NEWSWIRE) -- Top Image Systems, Ltd. (NASDAQ: TISA), a global innovator of intelligent content processing solutions, today announced its financial results for the third quarter and nine months ended September 30, 2015.

Third Quarter 2015 Highlights:

•	Year-to-date revenues have grown in constant currency by 16% compared to the same period in 2014;

•	Revenues of $ 9.0 million, compared to $9.6 million in Q3 2014; in constant currency, revenues reached $10.0 million in the current quarter;

•	Recurring revenues represented 52% of total revenues;

•	Adjusted EBITDA* of $(0.2) compared to an Adjusted EBITDA of $(2.6) million in Q3 2014;

•	Signed a multi-year, multi-million dollar SaaS agreement with a Top Five bank in the U.S.;

•	Signed a $250,000 mobile-initiated enrollment project with an online financing company in India;

•	Pursuing strategic channel agreements with new print services, outsourcing and system integration partners;

•	Launched focused go-to-market strategy and consolidated product roadmap around cloud and SaaS;

•	Increased investment in R&D and marketing, including opening of new R&D center in Germany and sales and marketing office in the U.S.

“While we continue to invest in our core growth markets, our third quarter results were adversely impacted by a few factors,” stated Michael Schrader, Chief Executive Officer, Top Image Systems. “Beyond the impact of typical seasonality, our currency basket declined 15.8% in Q3 2015 compared to Q3 2014; in constant currency our revenues were $10.0 million.”

“2015 continues to be challenging due to continued market consolidation. While these market conditions have had some short-term impact on TIS revenues, in the long run they are working in our favor,” said Mr. Schrader. “First, we were able to recruit our new CMO Andrew Pery, our new CTO Carsten Nelk and our new President of TIS Americas Bob Fresneda to the TIS Executive Management Team. Each of these leaders brings to TIS years of experience and proven success in our market. In order to capitalize on the business opportunities that have opened up, management is driving its proactive Strategic Global Alliances program in which we have invested substantial resources to expand global partnerships and channel infrastructure and exponentially grow our channel business. TIS stands out as one of the few solid, stable independent vendors in today’s market, a factor that will ultimately work to increase our market share.”

Mr. Schrader added, “During Q3 TIS has made considerable progress in focusing our go-to-market strategy and accelerating investments in consolidating our product portfolio, expanding our cloud, SaaS and mobile solutions for which demand is accelerating, particularly for document process automation solutions for the mid-market. To this end, we have invested substantial resources in both R&D and marketing and sales, including opening new offices in Germany and the U.S., hiring additional engineers and marketing professionals and stepping up our co-marketing activities with our strategic partners. We continue to focus chiefly on the high-growth Americas market, where we are building up our US team and steadily expanding our sales and marketing infrastructure. In parallel we continue to proactively seek strategic M&A opportunities to expand our U.S. footprint.”

Mr. Schrader concluded, “This quarter TIS has closed new business, expanded our direct and indirect sales pipelines and further refined our business model to increase recurring revenue and expand our U.S. customer base. We have signed a multi-year SaaS contract with BNY Mellon, a Top-Five U.S. bank, which, although not yet evident in Q3 financial results, will increase our recurring revenue in upcoming quarters. To accelerate achievement of our targets, we have undertaken significant changes in senior management, sales leadership and our go-to-market and product development strategies, implementing a global lead generation system and attending more trade shows to generate high potential sales leads. We are confident that these steps will deliver better results next quarter and in 2016 and beyond for the long-term benefit of our customers and shareholders.”

Third Quarter 2015 Year-over-Year Results

Total revenues for the third quarter of 2015 were $9.0 million, a decrease of 6% compared to third quarter 2014 revenues of $9.6 million; In constant currency, revenues were $10 million, an increase of 4% year over year.

Product (license) revenues for the third quarter of 2015 were $2.3 million, compared to $2.4 million for the third quarter last year. Professional services revenues were $2.0 million compared to $2.2 million in the same period last year. Recurring (SaaS and maintenance) revenues for the third quarter of 2015 were $4.7 million, compared to $5.0 million in the same period last year. In constant currencies, Q3 recurring revenues were $5 million.

Gross profit for the third quarter of 2015 was $4.7 million, unchanged from the year-ago quarter.

Gross margin for the third quarter of 2015 was 52%, compared to 49% for the third quarter last year.

Adjusted EBITDA was a loss of $(0.2) million for the third quarter of 2015, compared to an adjusted EBITDA loss of $(2.6) million for the third quarter of 2014. Third quarter 2015 Non-GAAP diluted loss per share* was $ (0.06) compared to $(0.17) for the third quarter of 2014. GAAP loss was $(1.6) million for the third quarter of 2015 compared to $(5.9) million for the third quarter of 2014. Third quarter 2015 GAAP diluted loss per share was $(0.09) compared to $(0.35) for the third quarter of 2014.

Full Year 2015 Expectations

As we stated in Q2, management expects H2 2015 revenues to continue to grow sequentially over H1 2015.  The Company expects full-year 2015 revenues in constant currency compared to 2014 revenues to grow between 8% and 12%.

Conference Call

The Company will host a conference call and webcast today, Tuesday, November 10th, 2015 at 10 a.m. ET, during which TIS management will present and discuss the financial results and be available to answer questions from investors.

To join the conference call, please dial in to one of the following teleconference phone lines using the numbers listed below. Please begin placing your calls at least 5 minutes before the conference call commences. If you are unable to connect using the toll-free number, please try the U.S. Toll/International dial-in number.

US Toll-Free Dial-in Number:	1-877-407-0784
US Toll/INTERNATIONAL Dial-in Number:	1-201-689-8560
Israel Toll-Free Dial-in Number:	1-809-406-247

The conference call is scheduled to begin at:

  10 a.m. Eastern Time

  7 a.m. Pacific Time

  5 p.m. Israel Time

To join the live webcast, please click on the following link:
http://public.viavid.com/index.php?id=117144.  For those unable to attend the live call or webcast, from the following day a recording of the call will be made available for download from the Investors section of the Top Image Systems’ website www.topimagesystems.com; during the next three months the recorded webcast can be viewed by clicking on the same link as for the live webcast: http://public.viavid.com/index.php?id=117144.

* Non-GAAP Financial Measures
This release includes non-GAAP financial measures, including, without limitation, adjusted EBITDA (which eliminates the impact of interest, taxes, amortization and depreciation expenses, as well as non-cash stock-based compensation expenses and other non-recurring items not part of regular business), Adjusted EBITDA margin, Non-GAAP Net Income (Loss) (which eliminates the impact of amortization expenses as well as non-cash stock-based compensation expenses and other non-recurring items not part of regular business) and Non-GAAP Income (Loss) per share. Non-GAAP measures are reconciled to comparable GAAP measures in the tables entitled "GAAP and Non-GAAP Statements of Operations".

The presentation of these non-GAAP financial measures should be considered as an addition to TIS' GAAP results provided in the attached financial statements for the third quarter and nine months ended September 30, 2015, and is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. The attached tables reconcile each non-GAAP financial measure to its most directly comparable GAAP financial measure. TIS' management believes that these non-GAAP financial measures provide meaningful supplemental information regarding TIS' performance by excluding the impact of certain charges and gains that may not be indicative of TIS' core business operating results. TIS' management believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing TIS' performance. These non-GAAP financial measures also facilitate comparisons to TIS' historical performance and its competitors' operating results. TIS includes these non-GAAP financial measures because management believes they are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making.

About Top Image Systems

Top Image Systems™ (TIS™) is a leading innovator of enterprise solutions for managing and validating content entering organizations from various sources. Whether originating from mobile, electronic, paper or other sources, TIS solutions deliver the content to applications that drive the organization. TIS's eFLOW is a common platform for the company's solutions. TIS markets its platform in more than 40 countries through a multi-tier network of distributors, system integrators, value-added resellers as well as strategic partners. Visit the company's website http://www.TopImageSystems.com for more information.

Caution Concerning Forward-Looking Statements

Certain matters discussed in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results expressed or implied in those forward looking statements. Words such as "will," "expects," "anticipates," "estimates," and words and terms of similar substance in connection with any discussion of future operating or financial performance identify forward-looking statements. These statements are based on management's current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially including, but not limited to, risks in product development, approval and introduction plans and schedules, rapid technological change, customer acceptance of new products, the impact of competitive products and pricing, the lengthy sales cycle, proprietary rights of TIS and its competitors, risk of operations in Israel, government regulation, litigation, general economic conditions and other risk factors detailed in the Company's most recent annual report on Form 20-F and other subsequent filings with the United States Securities and Exchange Commission. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

Company Contact: Shelli Zargary Director of Corporate Marketing shelli.zargary@topimagesystems.com +972 3 767 9114	Investors: James Carbonara Regional Vice President, Hayden IR james@haydenir.com + 1 646 755 7412

Top Image Systems Ltd.
Consolidated Balance Sheet as of

	September 30, 2015	December 31, 2015
	In thousands
	Unaudited	Audited
Assets

Current Assets:
Cash and cash equivalents	$1,212	$4,386
Restricted cash	72	132
Trade receivables, net	12,477	12,034
Other accounts receivable and prepaid expenses	1,469	787
Deferred tax asset	749	749

Total current assets	15,979	18,088

Long-Term Assets:
Severance pay funds	1,310	1,235
Restricted cash	344	366
Non-current deferred tax assets	522	522
Long-term deposits and long-term assets	207	245
Property and equipment, net	1,507	1,180
Intangibles assets, net	5,367	6,293
Goodwill	19,168	19,377

Total long-term assets	28,425	29,218

Total Assets	$44,404	$47,306

Liabilities and Shareholders' Equity

Current Liabilities:

Trade payables	$1,191	$1,593
Deferred revenues	1,927	3,573
Deferred tax liability	171	133
Accrued expenses and other accounts payable	3,606	3,815

Total current liabilities	6,895	9,114

Long-Term Liabilities:

Accrued severance pay	$1,501	$1,378
Non-current deferred revenues	3,546	2,212
Deferred tax liability	180	318
Other long-term liabilities	515	447

Total long-term liabilities	5,742	4,355

Total Liabilities	$12,637	$13,469

Total parent shareholders' equity	$31,747	$33,831
Non-controlling interest	20	6
Shareholders' Equity	31,767	33,837

Total Liabilities and Shareholders' Equity	$44,404	$47,306

Top Image Systems Ltd.
Statements of Operations for the

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2015	2014	2015	2014
	In thousands, except per share data Unaudited
Revenues	$8,983	$9,564	$27,158	$25,811

Cost of revenues	4,317	4,835	11,881	10,426

Gross profit	4,666	4,729	15,277	15,385

Expenses

Research and development	1,170	1,473	3,427	3,508
Selling and marketing	2,802	4,583	8,344	10,254
General and administrative	1,611	4,362	4,209	6,634
Amortization costs	74	120	222	120

	5,657	10,538	16,202	20,516

Operating income	(991)	(5,809)	(925)	(5,131)

Financing income (expenses), net	(510)	(218)	(1,030)	(188)

Other income (loss), net	9	(17)	4	(8)

Income (loss) before taxes on income	(1,492)	(6,044)	(1,951)	(5,327)

Tax expenses	74	131	231	348

Net income (loss)	(1,566)	(6,175)	(2,182)	(5,675)

Net income attributable to noncontrolling interest	(3)	269	(14)	(5)

Net income (loss)	(1,569)	(5,906)	(2,196)	(5,680)

Earnings per Share

Basic earning (loss) per share	$(0.09)	$(0.35)	$(0.12)	$(0.37)

Weighted average number of shares used in computation of basic net income (loss) per share	17,902	16,901	17,856	15,483

Diluted earning (loss) per share	$(0.09)	$(0.35)	$(0.12)	$(0.37)
Weighted average number of shares used in computation of diluted net (loss) earnings per share	17,902	16,901	17,856	15,483

Adjusted EBITDA results:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2015	2014	2015	2014
	In thousands, except per share data
Adjusted EBITDA:
Net income (loss)	(1,569)	(5,906)	(2,196)	(5,680)
Interest	19	19	70	19
Exchange rate differences	531	-	999	-
Taxes	74	131	231	348
Depreciation	179	81	485	170
Amortization	336	354	1,008	354
Stock-based compensation expenses	141	171	398	470
Acquisition related costs	-	1,170	-	1,170
Post merger integration costs	-	303	-	303
Legal costs related to law suit settlement	-	444	-	444
Debt reserve adjustment	-	601	-	601
One-time payment	127	-	127	-
Total Adjusted EBITDA	(162)	(2,632)	1,122	(1,801)

Reconciliation of GAAP to Non-GAAP results:

Net income (loss)	(1,569)	(5,906)	(2,196)	(5,680)
Amortization	336	354	1,008	354
Stock-based compensation expenses	141	171	398	470
Acquisition related costs	-	1,170	-	1,170
Post merger integration costs	-	303	-	303
Legal costs related to law suit settlement	-	444	-	444
Debt reserve adjustment	-	601	-	601
Non-GAAP Net income (loss)	(1,092)	(2,863)	(790)	(2,338)

Non-GAAP Net income (loss) used for basic earnings per share	(1,092)	(2,863)	(790)	(2,338)
Shares used in basic earnings per share calculation	17,902	16,901	17,856	15,483
Non-GAAP basic earnings (loss) per share	$(0.06)	$(0.17)	$(0.04)	$(0.15)
Non-GAAP Net income (loss) used for diluted earnings per share	(1,092)	(2,863)	(790)	(2,338)

Shares used in diluted earnings per share calculation	17,902	16,901	17,856	15,483

Non-GAAP diluted earnings (loss) per share	$(0.06)	$(0.17)	$(0.04)	$(0.15)